Tel Aviv, November 9, 2010
Our ref: 13803/2001

VIA EDGAR

Jeffrey P. Riedler
Assistant Director
Mail Stop 4720
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: BioCancell Therapeutics Inc.
Registration Statement on Form S-1, Amendment No. 8
Filed November 5, 2010
File No. 333-162088

Dear Mr. Riedler:

On behalf of BioCancell Therapeutics Inc. (the “Company”), we provide the Company’s response to the comment letter dated November 8, 2010, relating to the above referenced filing.

For your convenience, the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in the comment letter dated November 8, 2010, have been restated below in their entirety, with the response to each comment set forth immediately under the respective comment. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in Amendment No. 9 to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

General

1.
Pursuant to our conversation on November 5, 2010, it appears that you have begun marketing efforts in Israel. Please provide us with an analysis indicating whether you are in compliance with Section 5 of the Securities and Exchange Act of 1933 as your registration statement does not include the minimum or maximum size of your offering, the price range or the exercise price of the warrants and therefore does not comply with Section 10. Your analysis should describe the distributor’s activities to date and address the disclosure implications relating to the material risks and potential contingent liability.

As indicated in our previous responses, based on the Tel Aviv Stock Exchange Ltd. (“TASE”) policy, the Company cannot list equity securities issued in a public offering in Israel unless such equity securities are registered with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”). Accordingly, as previously indicated, pricing information will become publicly available in Israel before the issuance of the shelf report in Israel, in light of its inclusion in the Registration Statement prior to its effectiveness, with such effectiveness a pre-condition of the TASE for the publication of such shelf report. In light of this procedure, the result of the coordination between the requirements of the Securities and Exchange Commission, the Israeli Securities Authority and the TASE, the window in which pricing information will become available is longer than the common practice in Israel in similar situations. This window provides the Israeli distributor with sufficient time (approximately 24 hours) to contact its investor base and advise them of the offering, with such investor base already “on notice” of the forthcoming offering in light of the publicly available pre-effective amendments to the Registration Statement. The Company advises the Staff, that as of the date hereof, the Company has had several consultations with the Israeli distributor with respect to the offering structure and comments raised by the Staff regarding that structure in its review of the Registration Statement, initially filed in September 2009; however, no road show has been conducted by the distributor, with or without the involvement of the Company, as of the date hereof. Accordingly, the Company believes that it is in compliance with Section 5 of the Securities Act and there is no need for additional disclosure in the Registration Statement regarding potential contingent liability.

Jeffrey P. Riedler
Securities and Exchange Commission
November 9, 2010

In structuring the marketing strategy of this offering to date, the Company has taken into account the uncertainty with respect to the timing of the offering in light of the length of the Staff review of the Registration Statement and the resulting inability to schedule any marketing activities, the Company's concern that the publication of pricing information and subsequent and continued updates of such information in light of market conditions throughout the continuing review process could be deemed manipulating the market in Israel, the relatively small amount the Company intends to raise in the offering, the fact that the Company is a public company in Israel with which the investment community is already familiar, the nature of the business of the Company (including the recent announcement of the clinical trial results) and the recommendation of the Israeli distributor that a road show is not required in the case of this offering in light, among others, the factors described above.

2.
We note that your bids will be accepted until 4:30 pm on the day of the auction and the bids will be revocable until 4:30pm. Please note that bids must remain revocable for a reasonable amount of time after the close of the market. We are willing to accept a minimum of 30 minutes following the close of the market. Please tell us when the market closes and, if necessary, revise your procedures to ensure that your bids will remain revocable for at least 30 minutes following the close of the market.

In response to the Staff's comment, the Company has revised the registration statement to state that bids will be accepted and remain revocable until 5:00 p.m., which is 30 minutes following the close of the market in Tel Aviv (which occurs at 4:30 p.m.).

3.
We note your response to our prior comment 6 that, “directors and officers may purchase securities in the offering.” Please revise your registration statement to specifically state that officers, directors and affiliates may purchase units in this offering and that such purchases will count towards the minimum offering. Please disclose the maximum amount of any such possible purchases and specifically state if the intention is that such purchases will be made in order to meet the minimum. Also, confirm that such purchases will be for investment purposes and not for resale. Please tell us how you will ensure that officers, directors and other affiliates purchasing in the offering will not have material information that is not available to other investors, such as the bid prices. If the purchases are made in a manner different from those made by the general public, please describe these differences. Please tell us how the purchases will comply with Regulation M.

We believe that all purchases by directors and officers in the offering would be for investment purposes and not for resale, and therefore would be in compliance with Regulation M (see definition of “completion of participation in a distribution” in Rule 100(b) of Regulation M, and related guidance in Frequently Asked Questions about Regulation M, Division of Market Regulation, Staff Legal Bulletin No. 9, available at http://www.sec.gov/interps/legal/mrslb9.htm).  Nonetheless, in light of your comment, we have advised all directors and officers that they will not be permitted to participate in the offering and have revised the registration statement to state their lack of participation.

Jeffrey P. Riedler
Securities and Exchange Commission
November 9, 2010

4.
We note your response to comment 5 and your revised disclosure that you will pay Chardan Capital Markets 10% of the gross fee otherwise payable to Clal. Please explain the “tail provision” and identify the agreement in which this provision appears.

In response to the Staff's comments, the Company has revised the Registration Statement to disclose that pursuant to a termination letter dated November 9, 2010 (the “Termination Letter”) to the Letter Agreement with Chardan Capital Markets, LLC (“Chardan”), dated October 19, 2010, Chardan will be entitled to receive 10% of the placement fee that Clal Finance Underwriting Ltd. shall receive for investment advisory services previously provided by Chardan to the Company. The Company further advises the Staff that, based on the Termination Letter, the tail provision shall not survive the termination and therefore any reference to a “tail provision” in the Registration Statement has been deleted.

* * * * *

We would be happy to set a conference call in order to address any questions or comments you might have regarding the response set forth herein. Please do not hesitate to call the undersigned at +972 (3) 607-4479.

Sincerely,

/s/ Shachar Hadar

Dr. Shachar Hadar, Adv.

cc: Uri Danon, Chief Executive Officer, BioCancell Therapeutics Inc.